Tenth Anniversary

P.E. 10/31/01

FEB 0 1





02012862

ROPER













Roper Industries, Inc.
2001 Annual Report





ROPER'S BUSINESS STRATEGY

Our goal is to increase Roper's value to its shareholders by achieving consistent and sustainable growth in earnings per share. We do this by maximizing cash flow and by using the cash effectively to fund acquisitions and internal growth. Strong margins and sound working capital management are the sources of our strong and growing cash flow, and are thus the cornerstone of our strategy.

Our companies typically are leaders in niche markets, primarily industrial. The products they manufacture are highly engineered, high value-added and often proprietary. These products provide superior performance and reliability that enable our companies to command premium prices.

We strive to be the most innovative, cost effective and profitable producer in each of our markets. We work consistently to improve our companies' operations, increase efficiency and reduce costs, thereby maximizing margins and cash flow.

We invest that cash flow in technology, new product development, manufacturing improvements and market expansion to keep our companies growing. We also invest in attractive, non-dilutive acquisitions that will contribute to Roper's future growth.

We believe this disciplined approach will continue to serve our shareholders well.

CONTENTS

FOR THE YEARS ENDED OCTOBER 31 (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

	2001	2000	% Change
Operating Results			
Net sales	$587	$504	16.4
Gross profit	309	259	19.4
Income from operations	98	88	11.6
Net earnings	56	49	13.3
EBITDA*	130	112	16.2
Net cash provided by operating activities	102	68	51.5
Cash invested in acquisitions	170	162	5.3
Gross margin	52.7%	51.4%	
Operating margin	16.8	17.5	
Return on average equity	18.8	19.6	
Per Share Data			
Net earnings (diluted)	$1.77	$1.58	12.0
EBITDA*	4.12	3.58	15.1
Dividends	0.30	0.28	7.1
Book value	10.48	8.83	18.3


298
389
407
504
587
97
98
99
00
01

Net Sales (in millions of dollars)


1.16
1.24
1.53
1.58
1.77
97
98
99
00
01

Earnings Per Share (in dollars)


73
82
96
112
130
97
98
99
00
01

EBITDA* (in millions of dollars)

*EBITDA is earnings before interest, taxes, depreciation and amortization.

To Our Shareholders:

Roper Industries set new sales and earnings records again in 2001, its 10th year as a public company, despite slowing industrial markets and the economic ripple effects of the September 11 terrorist attacks. Sales rose 16%, and earnings per share, before restructuring charges, gained 16%.

Global demand for our digital imaging products used in research showed strong growth, particularly in the area of biological research, as private sector orders surged and government research funding remained stable. Modest growth in world energy markets–mainly oil & gas and power generation equipment markets, where Roper has both significant exposure and opportunity–also boosted sales and profits.

Our excellent results, achieved in the face of weak automotive, semiconductor, and general industrial markets, demonstrated once again the beneficial, stabilizing effects of diversification, a key component of our long-term growth strategy. Consistent earnings and strong cash flow, generated across a growing spectrum of businesses and industries, allow us to strengthen market positions and gain leverage that will boost results when economic conditions improve and markets recover.

We believe our results will be further enhanced, particularly in the longer term, by important steps we have taken to strengthen our leadership team.

Gains in Sales, Earnings and EPS

Roper's sales rose from $504 million to $587 million for the fiscal year ended October 31, 2001 despite difficult market conditions. These results reflected the full-year impact of nine acquisitions made in fiscal 2000 plus the part-year results from three 2001 acquisitions, including two months of Struers Holdings, our largest acquisition ever. Despite the worsening of the business climate, particularly after the terrorist attacks, fourth-quarter sales remained strong, particularly in our digital imaging businesses. Also improving the quarter's results was a $20 million supplemental order received from Gazprom, the Russian natural gas enterprise, of which $8 million was shipped. With Gazprom under new management, this order represented an important vote of confidence.

Pro forma revenues showed a strong gain in our Industrial Controls segment, excluding discontinued divisions of Petrotech, rose modestly in Analytical Instrumentation, and were down in Fluid Handling.

Net earnings per diluted share, before restructuring charges taken in the second quarter, were $1.83, 16% higher than the $1.58 earned in 2000. EBITDA (earnings before interest, taxes, depreciation and amortization) reflects our businesses' fundamental earning power. In 2001, EBITDA rose to $130 million from $112 million in 2000, a 16% gain. Taken together, these measures indicate our strong earnings momentum and increasing acquisition capability.

New Management Structure

It has been an article of faith at Roper that lean management is the best management, but by early 2001 it was clear that we needed to change our management structure to exploit our growing acquisition capability while at the same time managing operations effectively.

Accordingly, we established a separate business development team, headed by Tom O'Grady, a seasoned executive who came to us from FMC Corporation. The team also includes two veteran Roper executives. Hadj Amari, a longtime executive at ABB, was appointed to run the Industrial Controls segment, joining Will Crocker and Larry Christensen as our team of Group Vice Presidents.

It also became evident that we would need additional top management talent to manage a diverse and fast-growing industrial enterprise with global sales already approaching $1 billion and an aggressive worldwide acquisition program. It was also clear that Roper's current strength and bright prospects gave us a unique opportunity to attract a chief executive with world class leadership skills and experience.

Brian Jellison, former executive vice president of Ingersoll-Rand, joined Roper at the start of our 2002 fiscal year as President and Chief Executive Officer, and as a member of the Board of Directors. In 26 years at Ingersoll-Rand, and eight years at General Electric before that, he ran large and small companies and helped them grow, and built a strong track record in general management, marketing and operations, as well as making and successfully integrating acquisitions to create shareholder value. We expect this expanded, stronger top management team–Brian Jellison as the CEO, Derrick Key as a very active Chairman–to lead Roper to new heights in the years ahead.

Growing Acquisition Momentum

Meanwhile, with our new business development structure, we were able to invest a record $170 million in acquisitions in 2001, compared with $162 million in 2000. We completed our largest acquisition to date, Struers Holdings, for $143 million, a price that was within our historic standards at approximately seven times first-year expected EBITDA. Struers Holdings comprises two high quality businesses: Struers of Roedovre, Denmark, and Logitech of Glasgow, Scotland. With $60 million of revenue, Struers is a global leader in the manufacture of materialography equipment and consumables used in quality inspection, failure analysis and research of solid materials. Logitech is a world leader in high-precision shaping equipment used in the production of advanced materials. These companies produce margins higher than Roper's historical performance and provide an excellent new growth platform.

We made two other acquisitions. Media Cybernetics, a Silver Spring, Maryland-based digital imaging software maker purchased in July, lets us offer more complete digital imaging solutions in industrial and scientific markets. Dynamco, acquired in May, makes pneumatic valves and relays in McKinney, Texas.

Sharper Focus on Operations

Roper's long-established growth strategy has been to manage its businesses for maximum cash flow, using it to acquire high-margin companies, thereby generating more cash flow to fuel further growth. Running our businesses efficiently to produce maximum cash flow is thus critical to growth.

By largely freeing our three Group Vice Presidents from acquisition responsibilities, our new management structure lets them focus on improving operations in the businesses they oversee. Indeed, some of the impetus for the new structure stemmed from an awareness that we needed to tune up our operations, strengthen margins and use working capital more effectively.

We changed our compensation structure to reflect this emphasis on improving operations. Our incentive program for senior management, previously based on sales and return on net tangible assets, is now keyed to cash flow.

The results have been impressive. Cash flow from operating activities increased 51% in 2001 to $102 million. Working capital turns increased from 4.1 to 4.8, a significant gain. In part because of high-margin acquisitions, gross margins increased to 52.7% in 2001 from 51.4% in 2000.

Responding to a Changing Environment

Our heightened emphasis on operating performance encouraged our businesses to respond promptly and effectively throughout the year to changes in their markets, including the after-effects of the terrorist attacks on September 11. At year-end, excluding acquisitions, headcount was down 10%, even as pro forma revenue increased by 5%.

The Role of Financial Strength

Financial strength is essential to our growth strategy. The added leverage resulting from our Struers Holdings acquisition increased our debt-to-capitalization ratio to the high end of our preferred range. But our strong and growing cash flow, to which Struers and Logitech will contribute, enables us to pay down debt rapidly and gives us access to the credit we need to be an active acquirer. EBITDA is a strong eight times interest expense. Total debt at year-end was $327 million, compared with $241 million in 2000, but our debt-to-capitalization ratio rose only three percentage points, reflecting our expanding debt capacity.

A Successful Past

In its decade as a public company, Roper has served its shareholders well by disciplined execution of the same growth strategy we are pursuing today. Back in early 1992, Roper consisted of Roper Pump, Cornell Pump and AMOT Controls. Our 1992 sales totaled $70 million and net earnings were just under $5 million. By 2001, 27 acquisitions later, sales had increased eight-fold and earnings twelve-fold, and Roper comprised 22 separate operating companies in three business segments.

A Positive Future

Roper's prospects continue to be bright. Our companies are positioned to grow rapidly as economic and market conditions improve. We are diversified and international, with more than half of our revenues coming from outside the U.S. Meanwhile, margins, cash flow and profitability are strong but have room to improve. We hold leading positions in some exceptionally attractive niche markets for highly engineered or advanced technology products. Our acquisition pipeline remains full and we have the financial and human capability to continue our pace.

The past year's acquisitions and restructurings, combined with our strong cash flow, should produce solid sales and earnings gains in 2002. Recent changes in accounting for goodwill, which Roper expects to adopt for the 2002 fiscal year, will further boost reported earnings while making our cash earnings strength more visible.

As we start our second decade as a public company, we are convinced that our expanded management team will successfully meet the challenges that surely lie ahead. Our people at all levels have repeatedly shown they can rise to a challenge, and we know they will continue to do so. We are grateful to our employees for the ingenuity, dedication and sheer skill that they bring to their work. We are also grateful to our customers for their loyalty, to our suppliers for their diligence and support, and especially to our shareholders for their continuing confidence.

Sincerely,

Brian D. Jellison
President and Chief Executive Officer

Derrick N. Key
Chairman of the Board

A Decade of consistent, disciplined execution of our strategy has produced sustained growth.

NET SALES


70
133
148
175
226
298
389
407
504
587
92
01

Increasing net sales from diverse, niche markets...

INCOME FROM OPERATIONS


10
30
33
37
47
61
66
78
88
98
92
01

...and strong operations management...

EARNINGS PER SHARE


0.19
0.64
0.67
0.77
0.93
1.16
1.24
1.53
1.58
1.77
92
01

...produced superior earnings.

EBITDA


14
36
38
44
55
73
82
96
112
130
92
01

Quality earnings growth...

FREE CASH FLOW*


7
19
20
23
27
37
41
50
48
67
92
01

...creates considerable cash flow...

*Free Cash Flow = Net Earnings + Depreciation + Amortization - Capital Expenditures - Dividends.

ACQUISITION INVESTMENTS


35
12
10
26
81
64
65
36
162
170
92
01

...supporting the acquisition strategy.

ROPER At A Glance

Segment Revenues


Analytical Instrumentation
45%
Fluid Handling
21%
Industrial Controls
34%

End Markets


Other
16%
Oil & Gas
23%
Refrigeration
5%
Medical
3%
Power Generation
5%
Semiconductor
6%
Automotive
7%
Gazprom
8%
General Industrial
9%
Research
18%

Geographic Markets


Europe
21%
Russia
10%
Asia & Far East
7%
Japan
6%
Latin America
3%
Other
5%
USA
48%

ANALYTICAL INSTRUMENTATION SEGMENT

Product Revenues


Digital Imaging
65%
Materials Analysis
5%
Industrial Leak Test
6%
Fluid Properties Test
24%

End Markets


Research
41%
Other
9%
Medical
4%
Semiconductor
6%
General Industrial
6%
Automotive
13%
Oil & Gas
21%

Geographic Markets


Europe
27%
Asia & Far East
11%
Japan
12%
Other
8%
USA
42%

Digital Imaging

Gatan Electron microscopy imaging and control systems and instrumentation accessories
Roper Scientific CCD cameras for imaging and spectroscopy
Acton Research High-end spectrographic systems and specialty optics
Redlake MASD High-speed digital video equipment
Media Cybernetics Image processing software for scientific and industrial solutions

Materials Analysis

Struers Materials sample preparation equipment and consumables
Logitech Advanced materials shaping equipment

Fluid Properties Test

Petroleum Analyzer Analysis equipment for the physical properties of petroleum products
Antek Industrial, laboratory and process instruments for elemental analysis

Industrial Leak Test

Uson Leak detection equipment primarily for the automotive and medical markets

For more information, visit our website at www.roperind.com

INDUSTRIAL CONTROLS SEGMENT

Product Revenues



Industrial Valves & Controls
34%
Vibration Instrumentation
8%
Rotating Machinery Control Systems
58%

End Markets



Oil & Gas
37%
Other
8%
General Industrial
6%
Power Generation
10%
Refrigeration
14%
Gazprom
25%

Geographic Markets



Russia
30%
Europe
17%
Other
14%
USA
39%

Rotating Machinery Control Systems

Compressor Controls Proprietary microprocessor-based control systems for turbomachinery
Petrotech Turnkey control systems for rotating machinery
AMOT Controls Pneumatic and electronic control systems for rotating equipment

Industrial Valves and Controls

AMOT Controls Temperature and control valves
Hansen Technologies Valves and controls for commercial and industrial refrigeration systems
Dynamco Pneumatic valves, solenoids, relays and related products

Vibration Instrumentation

Metrix Vibration analysis and diagnostic equipment for rotating machinery

FLUID HANDLING SEGMENT

Product Revenues



Industrial Pumps
67%
Flow Measurement and Metering
16%
17%
Semiconductor Capital Equipment

End Markets



Other
23%
General Industrial
21%
Agriculture/ Irrigation
6%
Medical
6%
Power Generation
6%
Oil & Gas
7%
Water/Wastewater
14%
Semiconductor
17%

Geographic Markets



USA
73%
Other
12%
15%
Europe

Industrial Pumps

Roper Pump Positive displacement pumps and mud motor power sections
Cornell Pump Centrifugal pumps
Abel Pump Membrane/diaphragm, high pressure piston, solids handling and marine pumps
Fluid Metering Precision metering pumps

Semiconductor Capital Equipment

Integrated Designs High-precision photochemical dispense and bulk chemical management systems

Flow Measurement and Metering

Flow Technology Turbine and positive displacement flow meters, emission measurement equipment and calibration products and services
Roper Pump Liquid fuel turbine flow dividers



Analytical Instrumentation Segment

The Analytical Instrumentation segment, Roper's largest in revenues, showed substantial growth in 2001 in sales, operating profits and gross margins. With the acquisition of Struers Holdings, the segment gained an important new business line–materials analysis–that is expected to become a platform for strong future growth. Other principal lines of business–digital imaging and fluid properties test–also performed well.

The digital imaging business increased its revenues by 13%, primarily because of strong demand in key research markets served by Roper Scientific and Gatan, particularly in life sciences, including genomics and proteomics. The July acquisition of Media Cybernetics, a leading image processing software developer for scientific and industrial applications, added to sales. Contributing to Gatan's strong performance was the inclusion for a full year of the EM division of Oxford Instruments, acquired in June 2000, a maker of cathodiluminescence detectors and helium-cooled specimen holders used in biological research. Roper Scientific extended its position as the pre-eminent pioneer of high-performance digital imaging technology with the introduction of CoolSNAP*cf*™, CoolSNAP*HQ*™ and Sensys®:3200E scientific cameras during the year. Redlake MASD results were affected by a slowdown in the automotive industry for both crash and airbag testing systems. In the second quarter, operations in Morgan Hill, California, were consolidated into the San Diego


81
112
149
223
264
97
98
99
00
01

Net Sales (in millions of dollars)


18
16
28
37
43
97
98
99
00
01

Operating Profits (in millions of dollars)

facility, positioning the company to benefit from future improvements in market conditions.

Our market-leading fluid properties test business line grew 22% in sales volume, primarily because of the inclusion of a full year's results from Antek Instruments, a maker of elemental sulphur and nitrogen analysis equipment acquired in August 2000. Petroleum Analyzer Company strengthened its operations by rationalizing manufacturing operations, creating four global brand centers, and bolstered its market leadership by introducing several new products under the ISL brand, including a new cold properties product line and equipment that permits smaller distillation testing samples for increased throughput. Antek's performance improved as a result of greater acceptance in pharmaceutical and beverage applications of its technology, already well-established in the oil & gas industry.

The Struers Holdings acquisition, which included the Struers and Logitech operating companies, not only established materials analysis as a new line of business but broadened Roper's offerings to industrial and scientific markets. It also provides opportunities for collaboration with other Roper businesses, for example, with Media Cybernetics in software development, and with Gatan in specimen preparation applications. Struers' and Logitech's products are typically used in R&D, quality assurance and pre-production applications. Struers and Logitech derive about a third of their revenues from U.S. markets, with the rest essentially divided between Europe and Japan.

At Houston-based Uson, the segment's industrial leak test business, volume declined on reduced demand from the auto industry for its standard leak-testing equipment and from second-tier automotive component suppliers for leak-testing systems. System sales gained slightly overall, however, as several major projects continued. Uson maintained good profitability by consolidating its systems and leak-testing equipment operations, previously separate, into a new building, resulting in manufacturing and administrative efficiencies and a smaller work force.

Outlook

Overall sales and operating earnings should rise substantially in 2002 on the strength of full-year results from Media Cybernetics, Struers and Logitech, but the outlook for gains on a pro forma basis is clouded by uncertainty in several key markets. Continuing consolidation in the oil & gas industry may constrain sales of our fluid properties test equipment for refinery labs. However, any resurgence in the automotive markets, especially in the U.S., could strengthen industrial sales of digital imaging products, as well as leak-test equipment. Demand for our digital imaging products from scientific research markets is expected to remain strong but may be affected by changes in government funding priorities in the wake of the September 11 terrorist attacks. Segment businesses' focused efforts to strengthen margins are expected to result in at least modest additional gains in operating earnings and cash flow in 2002, particularly if sales increase.



Ultra Scan™ 4000

Gatan's new Ultra Scan™ 4000 digital camera for transmission electron microscopy includes patent-pending technology that improves contrast, speed, resolution and field-of-view, creating the highest quality images.



Industrial Controls Segment

The Industrial Controls segment performed well in 2001, with revenues increasing by $38 million, a 24% gain. Full-year results from Hansen Technologies, acquired in September 2000, contributed much of the increase. A strong revenue increase at Compressor Controls Corporation (CCC), largely from an additional order from Gazprom, also contributed. AMOT Controls and Metrix recorded revenue increases. The May acquisition of Dynamco, a manufacturer of precision pneumatic valves, solenoids, relays and related products, contributed to the results as well.

The gains were partially offset by a 30% drop in revenues at Petrotech, where a restructuring led to the sale or closure of several low-margin, non-core businesses. An increased focus on the remaining Petrotech business–high value-added rotating machinery controls–should result in improved profitability.

The strong advance in CCC's business came with increases in shipments to Gazprom and other customers throughout the world. After a change in leadership, Gazprom affirmed the value of its relationship with CCC by placing a $20 million order, supplemental to the $150 million order awarded in 2000. CCC's increased sales to this valued customer have been achieved with little additional financial exposure. CCC's business in other former Soviet Bloc countries continues to grow, supported by growing recognition of


123
177
160
159
197
97
98
99
00
01
Net Sales (in millions of dollars)


22
31
30
28
38
97
98
99
00
01
Operating Profits (in millions of dollars)

CCC's turbomachinery expertise throughout the region. The new Series 5 Total Train Control system, which began shipping in 2000, has been well received by customers and is rapidly becoming the platform of choice.

Strong sales of valves and controls for power generation and marine engine applications enabled AMOT Controls to record solid growth. Sales to oil & gas markets also remained strong, although North American industrial and transportation markets were soft throughout the year. The company improved margins by focusing on product design, supply management and pricing discipline. An important initiative in the product design operation is to value-engineer existing products to save money for the customer, reduce production costs and permit quicker shipping.

Metrix enjoyed an excellent year, with strong sales of its vibration instrumentation products to the water, wastewater and power generation markets, along with increased international sales. The company benefited from a sharp customer focus, successful efforts to improve cycle times and productivity, and a strong product development emphasis.

Hansen Technologies, a leader in shutoff and control valves, autopurgers and hermetic pumps for industrial refrigeration, also increased its international sales significantly, largely offsetting difficult market conditions in North America. During the year, Hansen closed its Florida facility, improving its cost structure and positioning it for solid gains when markets improve. Hansen expects further gains from new products in 2002.

Outlook

The Industrial Controls segment is well-positioned to achieve solid gains in 2002, supported by continued strength in oil & gas and power generation markets, primarily outside of North America. A recovery in the sluggish U.S. economy, particularly in industrial markets, could improve results significantly. The segment's businesses remain focused on improving operating efficiency to increase operating profits and cash flow.


COMPRESSOR CONTROLS CORPORATION
MAIN 1
Status : OK
RPM ALM HIST NEXT
GUARDIAN
6000
6000
6000
RESET
SELECT

Guardian® OSP System

The security and dependability of CCC's new Guardian® Overspeed Prevention System, combined with its flexibility and ease of use, create a superior turbine overspeed protection solution.





Fluid Handling Segment

The Fluid Handling segment achieved respectable results in 2001, despite difficult market conditions, principally in the semiconductor capital equipment market. Reported revenues increased 3%, while pro forma revenues declined 7%.

Throughout the year, businesses affected by cyclical softening responded effectively to improve productivity, adjust cost structures and increase operating efficiencies. The result was a 13% reduction in overall headcount and a record amount of operating cash flow, which increased 58%.

Our businesses that make precision dispensing equipment used in semiconductor manufacturing, Integrated Designs and Cybor, were hard hit as the semiconductor industry entered an unexpectedly steep decline after a strong resurgence in 2000. Slumping demand from such key industries as computers and telecommunications, including both wireless and switching equipment, affected customer purchases of capital equipment. Management responded by quickly integrating the San Jose operations of Cybor, acquired in 2000, into Integrated Design's Dallas-area plant, helping the combined businesses to weather the downturn. Integrated Designs continues to leverage the collective engineering, market knowledge, and technologies of these two


94
100
98
121
125
97
98
99
00
01
Net Sales (in millions of dollars)


26
24
27
30
27
97
98
99
00
01
Operating Profits (in millions of dollars)

organizations to develop industry leading products in support of advancing technology requirements in the industry.

Following the completion of its move into a new, larger facility in 2000, Cornell Pump posted improved results. The new facility was designed to accommodate testing of larger pumps, enabling Cornell to expand its product range, including several larger pumps that can handle up to 40,000 gallons-per-minute for the growing water and wastewater markets. Cornell also established a unique, fast-track process for developing custom-designed pumps that enable it to go from design to shipment in as little as four months for these large pumps.

Roper Pump benefited from its 2000 capacity expansion in its mud-motor pump line for oil & gas drilling, although industrial markets for its positive displacement pumps were weak. Management focused on cost reductions and productivity gains to maintain profitability, and improved working capital management to produce a dramatic improvement in cash flow.

Abel Pump, acquired in May 2000, contributed solidly to sales and earnings and demonstrated its global potential in its first full year with Roper. Headquartered near Hamburg, Germany, Abel has continued to improve its profitability since its acquisition, a typical experience for new Roper companies. It enjoyed considerable success with its new HM (hydraulic membrane) pump, designed for difficult slurry fluid applications. Abel also won a major contract for large pumps to transfer wastewater under Boston Harbor.

Roper's precision metering pumps business, Fluid Metering (FMI), was impacted by difficult economic conditions but largely countered their effects by developing new applications for its products. The company gained new pharmaceutical OEM customers even as its largest single customer continued to wrestle with the U.S. Food and Drug Administration over compliance issues not related to FMI products. FMI continues to invest in engineering and sales capabilities to expand its product offerings and extend its market reach.

Flow Technology more than offset general market weakness by continuing to grow its niche turbine meter business, while also expanding into new markets and exploiting its strong service capability. The consolidation of Flowdata, acquired in February 2000, into Flow Technology yielded a considerable improvement in cash flow.

Outlook

Fluid Handling segment companies have continued to invest in productivity tools and machinery, develop new products and evolve into new niche markets, while at the same time further reducing their cost structures, thereby positioning themselves to mitigate any further decline in economic conditions in the short term and to exploit any improvement in market conditions that might occur during 2002. An earlier recovery in the semiconductor capital markets, which some predict for the second half of 2002, could enhance sales and earnings. Similarly, an earlier-than-expected recovery in U.S. and European industrial markets could be highly positive.



HS Series Turbine Flowmeter

Flow Technology's new High Shock Turbine Flowmeter was recognized as a "Breakthrough Product of the Year" by an industry publication due to its accurate, reliable service under extreme conditions.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with Roper's Consolidated Financial Statements and selected financial data included elsewhere in this Annual Report.

Results of Operation

General

The following tables set forth selected information for the years indicated. Amounts are dollars in thousands and percentages are of net sales.

	Year ended October 31,		
	2001	2000	1999
Net sales	**100.0%**	100.0%	100.0%
Cost of sales	**47.3**	48.6	48.3
Gross profit	**52.7**	51.4	51.7
Selling, general and administrative expenses	**35.9**	33.9	32.6
Income from operations	**16.8**	17.5	19.1
Interest expense	**2.7**	2.7	1.8
Other income	**0.6**	0.3	0.4
Earnings before income taxes	**14.7**	15.1	17.7
Income taxes	**5.2**	5.3	6.1
Net earnings	**9.5%**	9.8%	11.6%

	Year ended October 31,					
	2001		2000		1999	
	$	**%**	$	%	$	%
Industrial Controls:(1)						
Net sales	**196,738**		159,262		160,090	
Gross profit	**100,574**	**51.1**	78,523	49.3	78,957	49.3
Operating profit(2)	**40,066**	**20.4**	28,460	17.9	29,973	18.7
Fluid Handling:(3)						
Net sales	**125,399**		121,387		98,298	
Gross profit	**60,709**	**48.4**	58,899	48.5	47,662	48.5
Operating profit(2)	**27,402**	**21.9**	29,600	24.4	27,386	27.9
Analytical Instrumentation:(4)						
Net sales	**264,369**		223,164		148,868	
Gross profit	**147,687**	**55.9**	121,402	54.4	83,884	56.3
Operating profit(2)	**43,207**	**16.3**	36,509	16.4	27,713	18.6

(1) Includes results of Hansen Technologies from September 2000 and several smaller businesses acquired during the years presented.

(2) Operating profit excludes restructuring charges and unallocated corporate administrative costs. Restructuring charges were incurred only in fiscal 2001 and were $2,230, $279 and $50 in Industrial Controls, Fluid Handling and Analytical Instrumentation, respectively. Unallocated corporate administrative costs were $9,688, $6,373 and $7,117 for the years ended October 31, 2001, 2000 and 1999, respectively.

(3) Includes results of Abel Pump from May 2000 and several smaller businesses acquired during the years presented.

(4) Includes results of Photometrics from April 1998, the fiscal 1999 Petroleum Analyzer acquisitions from June 1999, MASD from November 1999, Antek Instruments from August 2000, Struers and Logitech from September 2001 and several smaller businesses acquired during the years presented.

Year Ended October 31, 2001 Compared to Year Ended October 31, 2000

Net sales for fiscal 2001 were $586.5 million, a 16% increase compared to fiscal 2000. Excluding sales to RAO Gazprom ("Gazprom", a large Russian natural gas company), net sales increased 14% in fiscal 2001 compared to fiscal 2000. Fiscal 2001 pro forma net sales (adjusted to remove exited operations) increased 5% compared to pro forma net sales during fiscal 2000 (also adjusted to include the results of companies acquired during fiscal 2001 for the same length of time as included in fiscal 2001's results).

In the Analytical Instrumentation segment, actual net sales increased 18% and pro forma net sales increased 5%. The increase in actual net sales resulted mostly from the contribution of companies acquired during fiscal 2001 and 2000. The increase in pro forma net sales resulted mostly from strong digital imaging demand from research markets. Weakness in the automobile industry adversely affected sales of Roper's high-speed digital camera products and its industrial leak test products.

In the Fluid Handling segment, actual net sales increased 3% and pro forma net sales decreased 7%. Actual net sales increased primarily as the result of companies acquired over the past two years. Pro forma net sales decreased primarily as the result of depressed business conditions in the semiconductor industry. This segment's pro forma net sales to this industry decreased 33% in fiscal 2001 compared to fiscal 2000. Roper expects these sales to be lower still in fiscal 2002. Net sales in fiscal 2001 for this segment's businesses not serving the semiconductor industry increased 2% compared to pro forma net sales in fiscal 2000.

In the Industrial Controls segment, actual net sales increased 24% and pro forma net sales increased 13%. Actual net sales increased primarily as a result of companies acquired since the beginning of fiscal 2000, increased shipments to Gazprom and higher revenues from customers in energy markets. These increases were partially offset by lower revenues at Petrotech that resulted from restructuring activities that occurred during fiscal 2001. Pro forma net sales increased primarily as a result of additional sales to Gazprom. Sales to Gazprom were $49.3 million during fiscal 2001, or an increase of 45% compared to fiscal 2000.

Roper's overall gross profit percentage increased to 52.7% in fiscal 2001 compared to 51.4% in fiscal 2000. Several factors were the largest contributors to the change. The largest factor was the growth in the Analytical Instrumentation segment, Roper's highest gross margin segment. Other large factors contributing to increased margins were improved leverage on the additional sales to Gazprom and the benefits from exiting certain low margin businesses at Petrotech during 2001. Adversely affecting margins were the increased sales from Roper's lower margin refrigeration valves business that was acquired in September 2000.

Analytical Instrumentation's gross margin increased to 55.9% in fiscal 2001 compared to 54.4% in fiscal 2000. Most of this improvement resulted from favorable leverage related to increased digital imaging sales and the incremental sales at Struers and Logitech that were at relatively high margins. Fluid Handling's gross margin decreased to 48.4% in fiscal 2001 compared to 48.5% in fiscal 2000. This decrease was caused mostly by lower sales of its high margin semiconductor-related products. Industrial Controls' gross margin increased to 51.1% in fiscal 2001 compared to 49.3% in fiscal 2000. This increase was caused primarily by the favorable effects of increased sales to Gazprom and lower sales from exited businesses, and was partially offset by increased sales of lower-margin refrigeration valve products.

Selling, general and administrative ("SG&A") expenses as a percentage of net sales in fiscal 2001 and fiscal 2000 are presented in the following table.

	2001		2000	
	Total	Adjusted*	Total	Adjusted*
Analytical Instrumentation	39.5%	36.2%	38.0%	34.5%
Fluid Handling	26.8	24.5	24.1	22.3
Industrial Controls	31.9	28.5	31.4	29.8
Corporate	1.7	1.7	1.3	1.3
Total	35.9%	32.8%	33.9%	31.3%

** Excludes goodwill amortization (2001 and 2000) and restructuring charges (2001).*

The increase in SG&A costs as a percentage of net sales in fiscal 2001 compared to fiscal 2000 for the Fluid Handling segment was caused by the adverse leverage that resulted from the quick and deep cyclical decline in the segment's semiconductor-related business. Other changes in the relationships between SG&A costs and net sales were not considered significant.

Interest expense was $15.9 million in fiscal 2001 compared to $13.5 million in fiscal 2000. Interest expense was higher in fiscal 2001 mostly due to the borrowings associated with the acquisitions that occurred since the beginning of fiscal 2000. All of these acquisitions, representing total costs of over $330 million during these two fiscal years, were paid for with cash provided by Roper's then-existing credit facilities. Short-term interest rates started to decline dramatically early in calendar 2001. Roper's effective interest rate was approximately 6.5% during fiscal 2001 compared to approximately 6.9% during fiscal 2000.

The provision for income taxes was 35.4% of pretax earnings in fiscal 2001 compared to 35.1% in fiscal 2000. This change was not considered significant.

Roper's other components of comprehensive earnings in fiscal 2001 were currency translation adjustments resulting from net assets denominated in currencies other than the U.S. dollar. These net assets were primarily denominated in euros (or euro-equivalent currencies), British pounds, Danish krone or Japanese yen. During fiscal 2001, the U.S. dollar weakened against the euro, was relatively stable against the pound and strengthened against the yen and krone (after the acquisition of Danish assets in September). During fiscal 2001, Roper's consolidated net assets increased $1.2 million due to foreign currency translation adjustments.

	Net sales orders Year ended October 31,				
	2001		2000		Pro forma
	Pro forma	Actual	Pro forma	Actual	Change
	(in thousands)				
Analytical Instrumentation	$ 260,927	$ 260,927	$ 273,105	$ 239,903	-4%
Fluid Handling	121,231	121,231	142,858	128,925	-15
Industrial Controls	195,073	200,681	170,267	160,136	+15
	$ 577,231	$ 582,839	$ 586,230	$ 528,964	-2%

The decrease in Analytical Instrumentation's pro forma net sales orders in fiscal 2001 compared to fiscal 2000 was broad-based. Net sales orders for each major product group declined from 2% - 9%. This segment's businesses were adversely affected by poor market conditions in the automotive and semiconductor industries. The decrease in pro forma net sales orders for the Fluid Handling segment was caused largely by a decline in semiconductor-related orders. The increase in pro forma net sales orders for the Industrial Controls segment was caused primarily by additional orders from Gazprom.

	Sales order backlog October 31, 2001 Pro forma	2001 Actual	2000 Pro forma	2000 Actual	Pro forma Change
	(in thousands)				
Analytical Instrumentation	$ 62,609	$ 62,609	$ 68,092	$ 54,550	-8%
Fluid Handling	21,678	21,678	26,073	26,073	-17
Industrial Controls	31,217	31,217	25,166	29,246	+24
	$ 115,504	$ 115,504	$ 119,331	$ 109,869	-3%

Changes in sales order backlog were consistent with changes in net sales orders.

Year Ended October 31, 2000 Compared to Year Ended October 31, 1999

Net sales for fiscal 2000 of $503.8 million were up 24% compared to the prior year. Excluding net sales to Gazprom, net sales increased 26% in fiscal 2000 compared to fiscal 1999. Net sales for fiscal 2000 were 1% less than pro forma net sales for fiscal 1999.

Net sales for the Analytical Instrumentation segment increased 50%, mostly the result of business acquisitions (Petroleum Analyzer, MASD, Antek Instruments and other smaller businesses). This segment's net sales were 2% less than the prior year's pro forma net sales largely from lower comparative sales in fluid properties test equipment markets.

Net sales for the Fluid Handling segment increased 23%, mostly the result of business acquisitions (Abel Pump and other smaller businesses) and a very strong fiscal 2000 for this segment's semiconductor-related business. This segment's net sales were 6% higher than pro forma net sales for fiscal 1999. Fluid Handling's historical semiconductor business increased its net sales in fiscal 2000 by 81% (partly from favorable comparisons to reported net sales in the first half of fiscal 1999) and its acquired business increased its net sales by 51% compared to the same period in the prior year. Fiscal 2000 net sales for this segment's centrifugal pump business decreased 19% compared to the prior year due to weak agricultural and water/wastewater markets. Agricultural markets were adversely impacted by widespread drought conditions and low commodity prices in the United States. Roper believes the municipal water and wastewater markets were adversely affected by resources diverted to minimize Y2K exposures early in fiscal 2000, and its centrifugal pump business had increased exposure to these markets as it developed larger pumps to pursue more lucrative projects. Fluid Handling's piston metering pumps business' net sales were also down 15% compared to fiscal 1999 as this company's largest customer reduced its purchases until it resolves an FDA compliance problem unrelated to this company's products.

Net sales for the Industrial Controls segment decreased less than 1% in fiscal 2000 compared to fiscal 1999 and fiscal 2000 net sales were 3% less than pro forma fiscal 1999 net sales. The timing of this segment's primary fiscal 2000 acquisition (Hansen Technologies in September 2000) was such that it did not significantly affect fiscal 2000 results. This segment was significantly influenced by conditions in the exploration and production sectors of the oil & gas industry. Roper believes several large oil & gas business combinations early in the year delayed capital spending programs, and spending had yet to recover from the effects of relatively low oil and natural gas prices throughout much of fiscal 1999. Throughout fiscal 2000, net sales each quarter (excluding sales to Gazprom) improved in comparison to the same quarter of fiscal 1999. Whereas these first quarter net sales were down 22% compared to the prior year, fourth quarter net sales (also excluding Hansen Technologies) were up 13%. Net sales to Gazprom of $33.9 million in fiscal 2000 were comparable to fiscal 1999 net sales of $35.0 million.

The gross profit percentage for the Analytical Instrumentation segment decreased to 54.4% in fiscal 2000 compared to 56.3% in fiscal 1999. This decrease arose mostly from the inclusion of MASD for most of fiscal 2000. If MASD's results were excluded from the segment's results in fiscal 2000, the segment's gross profit percentage was 55.9%.

SG&A expenses as a percentage of net sales in fiscal 2000 and fiscal 1999 are presented in the following table.

	2000		1999	
	Total	Adjusted*	Total	Adjusted*
Analytical Instrumentation	38.0%	34.5%	37.7%	34.1%
Fluid Handling	24.1	22.3	20.6	19.0
Industrial Controls	31.4	29.8	30.6	29.3
Corporate	1.3	1.3	1.7	1.7
Total	33.9%	31.3%	32.5%	30.3%

** Excludes goodwill amortization.*

SG&A expenses increased as a percentage of net sales for Roper as a whole because of the increased costs in the Fluid Handling segment and the increased size of the Analytical Instrumentation segment with its relatively high level of SG&A expenses compared to Roper's other business segments.

SG&A expenses for the Fluid Handling segment increased as a percentage of net sales mostly due to relatively high cost structures of recent acquisitions, particularly Abel Pump and Flowdata. Another significant reason for this segment's increased SG&A expenses as a percentage of net sales was the adverse leverage associated with the decline in the segment's centrifugal pump business combined with the added costs of this business moving into a larger facility early in fiscal 2000.

Interest expense was $13.5 million in fiscal 2000 compared to $7.3 million in fiscal 1999. Interest expense was higher in fiscal 2000 due primarily to the borrowings associated with the numerous acquisitions that occurred during fiscal 1999 and especially during fiscal 2000. All of these acquisitions, representing total costs of approximately $200 million during these two fiscal years, were paid for with cash provided by Roper's then-existing credit facilities.

The provision for income taxes was 35.1% of pretax earnings in fiscal 2000 compared to 34.5% in fiscal 1999. The increase in the effective income tax rate was due to several of the recent acquisitions located in relatively high income tax rate jurisdictions and the amortization of some goodwill associated with these acquisitions was not deductible for income tax purposes.

Roper's other components of comprehensive earnings in fiscal 2000 were currency translation adjustments resulting from net assets denominated in currencies other than the U.S. dollar. These net assets were primarily denominated in euros, British pounds or Japanese yen. The U.S. dollar strengthened against each of these currencies during fiscal 2000, but especially against the euro and particularly during Roper's fourth quarter of fiscal 2000. During fiscal 2000, Roper's consolidated net assets decreased $6.7 million ($4.1 million in the fourth quarter) due to foreign currency translation adjustments. Roper's goodwill denominated in non-U.S. currencies also decreased by $6.7 million due to currency translation adjustments.

The following table summarizes Roper's net sales orders and sales order backlog information (in thousands). The pro forma amounts include comparable time periods for those companies acquired during fiscal 2000.

	Net sales orders Year ended October 31,			Sales order backlog October 31,		
	2000	1999		2000	1999	
	Actual	Pro forma	Actual	Actual	Pro forma	Actual
Analytical Instrumentation	$ 239,903	$ 228,000	$ 148,478	$ 54,550	$ 41,693	$ 30,000
Fluid Handling	128,925	117,125	100,600	26,073	19,103	14,375
Industrial Controls	160,136	157,596	150,604	29,246	30,405	29,286
	$ 528,964	$ 502,721	$ 399,682	$ 109,869	$ 91,201	$ 73,661

The increase in Analytical Instrumentation's net sales orders in fiscal 2000 compared to fiscal 1999 pro forma net sales orders was mostly due to an 8% increase in the segment's digital imaging businesses and a 20% increase in its spectroscopy business (which was influenced by the strong semiconductor industry).

The increase in Fluid Handling's net sales orders in fiscal 2000 compared to fiscal 1999 pro forma net sales orders was mostly due to continued strength in the segment's semiconductor-related businesses, whose net sales orders increased 68%.

Financial Condition, Liquidity and Capital Resources

Total current assets exceeded total current liabilities by $129.2 million at October 31, 2001 compared to $129.5 million at October 31, 2000. Total debt was $326.8 million at October 31, 2001 (50% of total capital) compared to $241.3 million at October 31, 2000 (47% of total capital). Roper's increased debt and increased financial leverage at October 31, 2001 compared to that a year ago was due to the additional borrowings incurred to fund fiscal 2001 business acquisitions.

Roper's principal $275 million credit facility with a group of banks provides most of its daily external financing requirements, consisting of revolving loans, swing line loans and letters of credit. At October 31, 2001, utilization of this facility included $86.5 million of U.S. denominated borrowings, the equivalent of $91.6 million of non-U.S. denominated borrowings and $2.9 million of outstanding letters of credit. Total unused availability under this facility was $94.0 million at October 31, 2001. This facility matures May 2005. Roper also has a number of smaller facilities in various non-U.S. locations to support the businesses in these locations.

Roper's outstanding indebtedness at October 31, 2001 also included $125 million of term notes. One set of notes totaling $40 million matures May 2007. The other set of notes totaling $85 million matures May 2010. Neither set of notes requires sinking fund payments. Roper may prepay either set of notes by paying the holders thereof the discounted present value of all remaining scheduled payments using a discount rate equal to a risk-free rate plus a margin.

Although the excess of current assets over current liabilities at October 31, 2001 and 2000 were similar, Roper acquired approximately $30 million of net current assets through business acquisitions during fiscal 2001. Reductions in net current assets were attributed to improved management of accounts receivable, inventories and payables.

Capital expenditures were $7.5 million during fiscal 2001 compared to the $15.2 million incurred during fiscal 2000.

In November 2001, Roper's Board of Directors increased the quarterly cash dividend paid on its outstanding common stock to $0.0825 per share from $0.075 per share, an increase of 10%. This represents the ninth consecutive year in which the quarterly dividend has been increased since Roper's 1992 initial public offering. Roper's Board of Directors has declared a dividend payable on January 31, 2002. Payment of any additional dividends requires further action by the Board of Directors.

Roper believes that internally generated cash flows and the remaining availability under its various credit facilities will be adequate to finance normal operating requirements and further acquisition activities. Although Roper maintains an active acquisition program, any further acquisitions will be dependent on numerous factors and it is not feasible to reasonably estimate if or when any such acquisitions will occur and what the impact will be on Roper's activities, financial condition and results of operations. Roper may also explore alternatives to increase its access to additional capital resources.

Roper anticipates that its recently acquired companies as well as its other companies will generate positive cash flows from operating activities, and that these cash flows will permit the reduction of currently outstanding debt at a pace consistent with that which Roper historically has experienced. However, the rate at which Roper can reduce its debt during fiscal 2002 (and reduce the associated interest expense) will be affected by, among other things, the financing and operating requirements of any new acquisitions and the financial performance of its existing companies and cannot be predicted with certainty.

Recently Issued Accounting Standards

The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") 141 – "Business Combinations" that applies to all business combinations completed subsequent to June 30, 2001. SFAS 141 requires use of the purchase method for accounting for a business combination. Other provisions of SFAS 141 must be adopted concurrently with the adoption of SFAS 142. Roper does not expect the full adoption of SFAS 141 to significantly affect its accounting for any business combinations completed prior to June 30, 2001.

The FASB issued SFAS 142 – "Goodwill and Other Intangible Assets" that Roper intends to adopt effective November 1, 2001 (otherwise, adoption would be required on November 1, 2002). Once adopted, this standard provides that goodwill will no longer be subject to amortization. Instead, goodwill will be subjected to a periodic analysis to evaluate possible impairment. Any such impairment would be recognized as an expense immediately.

The FASB issued SFAS 143 – "Accounting for Asset Retirement Obligations" that Roper is required to adopt by November 1, 2002. Roper does not currently have, nor is it expected to have, any material asset retirement obligations subject to this new standard.

The FASB issued SFAS 144 – "Accounting for the Impairment or Disposal of Long-Lived Assets" that Roper is required to adopt by November 1, 2002. This new standard does not apply to goodwill. Roper does not expect the adoption of this standard to result in an impairment charge.

Outlook

Fiscal 2002 is expected to be another record year for sales and earnings. Fiscal 2002 is expected to benefit from the full-year contributions from the businesses acquired during fiscal 2001, especially Struers and Logitech. Fiscal 2002 earnings would also benefit from the adoption of SFAS 142. Goodwill amortization was $15.7 million during fiscal 2001. The conditions in the semiconductor industry are currently poor and Roper expects its product sales into this industry to be lower in fiscal 2002 than they were in 2001 on a pro forma basis. Roper does not expect this industry to show any significant signs of improvement before at least the second half of 2002.

The terrorist attacks in the United States on September 11, 2001 and the aftereffects related thereto still cast a significant cloud of uncertainty over the near-term health of the economy in the United States and elsewhere. The U.S. economy was also showing signs of weakening prior to the September 11 attacks. It is impossible to isolate each of these factor's effects on current economic conditions. It is also impossible to predict with any reasonable degree of certainty what or when any additional events may occur that also will similarly disrupt the economy.

Roper expects to continue an active acquisition program. However, completion of future acquisitions and their impact on Roper's results or financial condition cannot be accurately predicted.

Forward Looking Information

The information provided elsewhere in this Annual Report, in Roper's filings with the Securities and Exchange Commission, in press releases and in other public disclosures contains forward-looking statements about Roper's businesses and prospects. These forward-looking statements generally can be identified by use of statements that include phrases such as "believe," "expect," "anticipate," "intend," "plan," "foresee," "likely," "will" or other similar words or phrases. Similarly, statements that describe Roper's objectives, plans or goals are or may be forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors which generally are beyond Roper's control and which may cause Roper's actual results, performance or achievements to be different from any future results, performance and achievements expressed or implied by these statements. Some of these risks include the level and the timing of future business with Gazprom and other Eastern European customers and their ability to obtain financing, changes in interest and currency exchange rates, market conditions including the duration and extent of the current economic recession, the continued success of Roper's cost reduction efforts, the future operating results of newly-acquired companies and consequences stemming from the September 11, 2001 terrorist activities. There is no assurance that these and other risks and uncertainties will not have an adverse impact on Roper's future operations, financial condition, or financial results. Roper does not undertake any obligation to update any forward-looking statements.

The consolidated selected financial data presented below has been derived from Roper's audited consolidated financial statements and should be read in conjunction with "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and with Roper's Consolidated Financial Statements and related notes thereto included elsewhere in this Annual Report.

	Year ended October 31,				
	2001(1)	2000(2)	1999(3)	1998(4)	1997(5)
	(in thousands, except per share data)				
Operations data:					
Net sales	**$ 586,506**	$ 503,813	$ 407,256	$ 389,170	$ 298,236
Gross profit	**308,970**	258,824	210,503	190,953	153,389
Income from operations	**98,428**	88,196	77,955	66,092	60,870
Net earnings applicable to common shares	**55,839**	49,278	47,346	39,316	36,350
Per share data:					
Net earnings applicable to common shares:					
Basic	**$ 1.82**	$ 1.62	$ 1.56	$ 1.27	$ 1.19
Diluted	**1.77**	1.58	1.53	1.24	1.16
Dividends	**0.30**	0.28	0.26	0.24	0.20
Balance sheet data:					
Working capital	**$ 129,173**	$ 129,463	$ 89,576	$ 82,274	$ 86,954
Total assets	**762,122**	596,902	420,163	381,533	329,320
Long-term debt, less current portion	**323,830**	234,603	109,659	120,307	99,638
Stockholders' equity	**323,506**	270,191	231,968	197,033	177,869

(1) Includes results of Struers and Logitech from September 2001 and several smaller businesses acquired throughout fiscal 2001.
(2) Includes results of MASD from November 1999, Abel Pump from May 2000, Antek Instruments from August 2000, Hansen Technologies from September 2000 and several smaller businesses acquired throughout fiscal 2000.
(3) Includes results of Petroleum Analyzer companies acquired in June 1999.
(4) Includes results of Photometrics from April 1998 and several smaller businesses acquired throughout fiscal 1998.
(5) Includes results of Princeton Instruments and Petrotech from May 1997.

Common Stock Data

Roper's single class of common stock issued and outstanding trades on the New York Stock Exchange ("NYSE") under the symbol "ROP." Following is the range of high and low sales prices for Roper's common stock as reported by the NYSE during each of its fiscal 2001 and 2000 quarters. The last sales price reported by the NYSE on December 31, 2001, was $49.50.

		High	Low
2001	**4th Quarter**	**$ 45.00**	**$ 31.00**
	3rd Quarter	**45.80**	**34.99**
	2nd Quarter	**43.00**	**33.65**
	1st Quarter	**38.50**	**29.94**
2000	4th Quarter	35.75	26.19
	3rd Quarter	36.19	24.00
	2nd Quarter	37.38	25.81
	1st Quarter	38.56	30.00

Based on information available to Roper and its transfer agent, Roper believes that as of December 31, 2001 there were 215 record holders of its common stock.

Dividends

Roper has declared a cash dividend in each fiscal quarter since its February 1992 initial public offering and has also increased its dividend rate annually since the initial public offering. In November 2001, Roper's Board of Directors increased the quarterly dividend rate to $0.0825 per share, an increase of 10% from the prior rate. However, the timing, declaration and payment of future dividends will be at the sole discretion of Roper's Board of Directors and will depend upon Roper's profitability, financial condition, capital needs, future prospects and other factors deemed relevant by the Board of Directors. Therefore, there can be no assurance as to the amount, if any, of cash dividends that will be declared in the future.

Recent Sales of Unregistered Securities

None

To the Shareholders of Roper Industries, Inc.:

We have audited the accompanying consolidated balance sheets of Roper Industries, Inc. (a Delaware corporation) and subsidiaries as of October 31, 2001 and 2000, and the related consolidated statements of earnings, stockholders' equity and comprehensive earnings and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Roper Industries, Inc. and subsidiaries as of October 31, 2001 and 2000, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Arthur Andersen LLP

Atlanta, Georgia
December 6, 2001

Roper Industries, Inc. and Subsidiaries
Consolidated Balance Sheets
October 31, 2001 and 2000
(in thousands, except per share data)

Assets	2001	2000
Cash and cash equivalents	**$ 16,190**	$ 11,372
Accounts receivable, net	**121,271**	115,191
Inventories	**90,347**	83,627
Other current assets	**5,245**	3,765
Total current assets	**233,053**	213,955
Property, plant and equipment, net	**51,887**	48,907
Intangible assets, net	**453,017**	323,195
Other noncurrent assets	**24,165**	10,845
Total assets	**$ 762,122**	$ 596,902
Liabilities and Stockholders' Equity		
Accounts payable	**$ 34,233**	$ 26,486
Accrued liabilities	**61,020**	48,299
Income taxes payable	**5,617**	3,001
Current portion of long-term debt	**3,010**	6,706
Total current liabilities	**103,880**	84,492
Long-term debt	**323,830**	234,603
Other noncurrent liabilities	**10,906**	7,616
Total liabilities	**438,616**	326,711
Stockholders' equity:		
Preferred stock, $0.01 par value per share; 1,000 shares authorized; none outstanding	**–**	–
Common stock, $0.01 par value per share; 80,000 shares authorized; 32,131 shares issued and 30,879 outstanding at October 31, 2001 and 31,859 shares issued and 30,599 outstanding at October 31, 2000	**321**	319
Additional paid-in capital	**80,510**	75,117
Retained earnings	**275,259**	228,652
Accumulated other comprehensive earnings	**(7,757)**	(8,913)
Treasury stock, 1,252 shares at October 31, 2001 and 1,260 shares at October 31, 2000	**(24,827)**	(24,984)
Total stockholders' equity	**323,506**	270,191
Total liabilities and stockholders' equity	**$ 762,122**	$ 596,902

See accompanying notes to consolidated financial statements.

Roper Industries, Inc. and Subsidiaries
Consolidated Statements of Earnings
Years ended October 31, 2001, 2000 and 1999
(in thousands, except per share data)

	2001	2000	1999
Net sales	**$ 586,506**	$ 503,813	$ 407,256
Cost of sales	**277,536**	244,989	196,753
Gross profit	**308,970**	258,824	210,503
Selling, general and administrative expenses	**210,542**	170,628	132,548
Income from operations	**98,428**	88,196	77,955
Interest expense	**15,917**	13,483	7,254
Other income, net	**3,928**	1,218	1,583
Earnings before income taxes	**86,439**	75,931	72,284
Income taxes	**30,600**	26,653	24,938
Net earnings	**$ 55,839**	$ 49,278	$ 47,346
Net earnings per share:			
Basic	**$ 1.82**	$ 1.62	$ 1.56
Diluted	**$ 1.77**	$ 1.58	$ 1.53
Weighted average common shares outstanding:			
Basic	**30,758**	30,457	30,268
Diluted	**31,493**	31,182	30,992

See accompanying notes to consolidated financial statements.

Roper Industries, Inc. and Subsidiaries

Consolidated Statements of Stockholders' Equity and Comprehensive Earnings

Years ended October 31, 2001, 2000 and 1999

(in thousands, except per share data)

	Common Stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive earnings	Treasury stock	Total stockholders' equity	Comprehensive earnings
	Shares	Amount						
Balances at October 31, 1998	30,343	$ 313	$ 67,145	$ 148,435	$ (906)	$ (17,954)	$ 197,033	
Net earnings	–	–	–	47,346	–	–	47,346	$ 47,346
Common shares issued for acquisitions	(45)	–	–	–	–	(1,667)	(1,667)	–
Exercise of stock options, net	244	3	3,939	–	–	–	3,942	–
Currency translation adjustments	–	–	–	–	(1,266)	–	(1,266)	(1,266)
Cash dividends ($0.26 per share)	–	–	–	(7,870)	–	–	(7,870)	–
Treasury stock purchases	(260)	–	–	–	–	(5,550)	(5,550)	–
Balances at October 31, 1999	30,282	316	71,084	187,911	(2,172)	(25,171)	231,968	$ 46,080
Net earnings	–	–	–	49,278	–	–	49,278	$ 49,278
Exercise of stock options, net	308	3	3,949	–	–	–	3,952	–
Currency translation adjustments	–	–	–	–	(6,741)	–	(6,741)	(6,741)
Cash dividends ($0.28 per share)	–	–	–	(8,537)	–	–	(8,537)	–
Treasury stock sold	9	–	84	–	–	187	271	–
Balances at October 31, 2000	30,599	319	75,117	228,652	(8,913)	(24,984)	270,191	$ 42,537
Net earnings	–	–	–	55,839	–	–	55,839	$ 55,839
Exercise of stock options, net	272	2	5,293	–	–	–	5,295	–
Currency translation adjustments	–	–	–	–	1,156	–	1,156	1,156
Cash dividends ($0.30 per share)	–	–	–	(9,232)	–	–	(9,232)	–
Treasury stock sold	8	–	100	–	–	157	257	–
Balances at October 31, 2001	**30,879**	**$ 321**	**$ 80,510**	**$ 275,259**	**$ (7,757)**	**$ (24,827)**	**$ 323,506**	**$ 56,995**

See accompanying notes to consolidated financial statements.

Roper Industries, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
Years ended October 31, 2001, 2000 and 1999
(in thousands)

	2001	2000	1999
Cash flows from operating activities:			
Net earnings	**$ 55,839**	$ 49,278	$ 47,346
Adjustments to reconcile net earnings to net cash flows from operating activities:			
Depreciation and amortization of property, plant and equipment	**9,993**	8,623	6,620
Amortization of intangible assets	**17,462**	13,675	9,346
Changes in operating assets and liabilities, net of acquired businesses:			
Accounts receivable	**10,412**	(13,863)	(10,621)
Inventories	**7,418**	(4,357)	3,778
Accounts payable and accrued liabilities	**5,790**	14,001	(7,557)
Income taxes payable	**1,725**	786	4,112
Long-term financing	**(8,451)**	–	–
Other, net	**2,254**	(504)	(198)
Net cash provided by operating activities	**102,442**	67,639	52,826
Cash flows from investing activities:			
Acquisitions of businesses, net of cash acquired	**(170,180)**	(161,546)	(36,343)
Capital expenditures	**(7,455)**	(15,150)	(5,148)
Other, net	**906**	(1,531)	167
Net cash used in investing activities	**(176,729)**	(178,227)	(41,324)
Cash flows from financing activities:			
Proceeds from notes payable and long-term debt	**146,125**	321,941	45,926
Principal payments on notes payable and long-term debt	**(62,815)**	(208,012)	(41,867)
Cash dividends to stockholders	**(9,232)**	(8,537)	(7,870)
Treasury stock sales (purchases)	**257**	271	(5,550)
Proceeds from stock option exercises, net	**4,531**	3,952	3,942
Other, net	**–**	–	(1,667)
Net cash provided by (used in) financing activities	**78,866**	109,615	(7,086)
Effect of exchange rate changes on cash	**239**	(1,145)	(276)
Net increase (decrease) in cash and cash equivalents	**4,818**	(2,118)	4,140
Cash and cash equivalents, beginning of year	**11,372**	13,490	9,350
Cash and cash equivalents, end of year	**$ 16,190**	$ 11,372	$ 13,490
Supplemental disclosures:			
Cash paid for:			
Interest	**$ 16,102**	$ 9,018	$ 7,471
Income taxes, net of refunds received	**$ 28,875**	$ 25,867	$ 20,826
Noncash investing activities:			
Net assets of businesses acquired:			
Fair value of assets, including goodwill	**$184,158**	$177,230	$ 42,770
Liabilities assumed	**(13,978)**	(15,684)	(6,427)
Cash paid, net of cash acquired	**$170,180**	$161,546	$ 36,343

See accompanying notes to consolidated financial statements.

(1) Summary of Accounting Policies

Basis of Presentation – These financial statements present consolidated information for Roper Industries, Inc. and its subsidiaries ("Roper"). All significant intercompany accounts and transactions have been eliminated.

Nature of the Business – Roper designs, manufactures and distributes specialty industrial controls, fluid handling and analytical instrumentation products worldwide, serving selected segments of a broad range of industrial markets.

Accounts Receivable – Accounts receivable were stated net of an allowance for doubtful accounts of $4,344,000 and $4,294,000 at October 31, 2001 and 2000, respectively. Outstanding accounts receivable balances are reviewed periodically, and allowances are provided at such time that management believes reasonable doubt exists that such balances will be collected within a reasonable period of time.

Cash and Cash Equivalents – Roper considers highly liquid financial instruments with remaining maturities at acquisition of three months or less to be cash equivalents. At October 31, 2001 and 2000, Roper had no cash equivalents.

Earnings per Share – Basic earnings per share were calculated using net earnings and the weighted average number of shares of common stock outstanding during the respective period. Diluted earnings per share were calculated using net earnings and the weighted average number of shares of common stock and dilutive common stock equivalents outstanding during the respective period. Common stock equivalents consisted of stock options, and the effects of common stock equivalents were determined using the treasury stock method.

For the years ended October 31, 2001, 2000 and 1999, there were 107,000, 9,000 and zero stock options outstanding at October 31, 2001, 2000 and 1999, respectively, that were not included in the determination of diluted earnings per share because doing so would have been antidilutive.

Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Fair Value of Financial Instruments – Roper's long-term debt at October 31, 2001 included $125 million of fixed-rate term notes. Roper has determined that current comparable interest rates at October 31, 2001 were lower than the stated rates of the term notes by approximately 1 1/2 - 2 percentage points. A discounted cash flow analysis of anticipated cash flows using October 31, 2001 interest rates indicated that the fair values of the term notes were greater than the face amounts of the term notes by $11.7 million at October 31, 2001. This liability is not reflected in Roper's basic financial statements. At October 31, 2000, Roper had a similar unrecorded asset of $2.4 million. The change compared to October 31, 2000 was caused primarily from lower interest rates at October 31, 2001 compared to October 31, 2000.

Most of Roper's other borrowings at October 31, 2001 were at various interest rates that adjust relatively frequently under its $275 million credit facility. The fair value for each of these borrowings at October 31, 2001 was estimated to be the face value of these borrowings.

In May 2000, Roper entered into a 3-year interest rate swap agreement for a notional amount of $25 million. Under this agreement, Roper received a fixed interest rate of 7.68% and paid a variable rate of 3-month LIBOR plus a margin. In November 2000, Roper entered into another agreement that effectively terminated this swap agreement for an insignificant gain.

In February 1998 and April 1998, Roper entered into five-year interest rate swap agreements for notional amounts of $50 million and $25 million, respectively. In both agreements, Roper paid a fixed interest rate, and the other party paid a variable interest rate. In May 2000, Roper effectively terminated these agreements and received $1.8 million. This gain is being amortized over the original term of the agreements.

The fair values for all of Roper's other financial instruments at October 31, 2001 approximated their carrying values.

Foreign Currency Translation – Assets and liabilities of subsidiaries whose functional currency was not the U.S. dollar were translated at the exchange rate in effect at the balance sheet date, and revenues and expenses were translated at average exchange rates for the period in which those entities were included in Roper's financial results. Translation adjustments are reflected as a component of other comprehensive earnings.

Impairment of Long-Lived Assets – Roper periodically reviews its long-lived assets (mostly property, plant and equipment, identified intangible assets and goodwill) for events or changes in circumstances that may indicate that the carrying amount of these assets has been impaired. Impairment, especially with respect to goodwill, is evaluated by comparing the estimated undiscounted future cash flows of the related business to the carrying amount of the goodwill. Roper's review did not warrant recognition of any impairment during any of the three years ended October 31, 2001.

Income Taxes – Roper is a U.S.-based multinational company and the calculation of its worldwide provision for income taxes requires analysis of many factors, including income tax structures that vary from country to country and the United States' treatment of non-U.S. earnings. United States income taxes, net of foreign taxes, have been provided on the undistributed earnings of non-U.S. subsidiaries, except in those instances where such earnings are currently expected to be permanently reinvested. If such permanently reinvested earnings were to be distributed or otherwise subject to U.S. income taxes, foreign tax credits would reduce the amount of income taxes otherwise due in the United States. Determination of the amount of unrecognized deferred income taxes related to these permanently reinvested earnings is not practical.

Certain assets and liabilities have different bases for financial reporting and income tax purposes. Deferred income taxes have been provided for these differences.

Intangible Assets – Intangible assets consisted principally of goodwill, which is amortized on a straight-line basis over periods ranging from 5 to 40 years for acquisitions completed prior to June 30, 2001. Goodwill associated with subsequent acquisitions is not subject to amortization. The accumulated amortization for intangible assets was $63.1 million and $45.5 million at October 31, 2001 and 2000, respectively. Roper accounts for goodwill in a purchase business combination as the excess of the cost over the fair value of net assets acquired. Identified intangible assets, other than goodwill, acquired through a business acquisition completed subsequent to June 30, 2001 may also not be subject to amortization. Other intangible assets not arising from acquisitions are recorded at cost and amortized over their expected useful lives.

Inventories – Inventories are valued at the lower of cost or market. Cost is determined using either the first-in, first-out method or the last-in, first-out method ("LIFO"). Inventories valued at LIFO cost comprised 10% and 11% of consolidated inventories at October 31, 2001 and 2000, respectively.

Any LIFO decrements recorded during any of the three years ended October 31, 2001 were immaterial to Roper's consolidated financial statements for that year.

Other Comprehensive Earnings – Comprehensive earnings includes net earnings and all other non-owner sources of changes in a company's net assets. The differences between net earnings and comprehensive earnings for Roper during fiscal 2001, 2000 and 1999 were currency translation adjustments. Income taxes have not been provided on currency translation adjustments.

Property, Plant and Equipment and Depreciation and Amortization – Property, plant and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided for using principally the straight-line method over the estimated useful lives of the assets as follows:

Buildings	20-30 years
Machinery	8-12 years
Other equipment	3-5 years

Recently Released Accounting Pronouncements – The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") 141 – "Business Combinations" that applies to all business combinations completed subsequent to June 30, 2001. SFAS 141 requires use of the purchase method for accounting for a business combination. Other provisions of SFAS 141 must be adopted concurrently with the adoption of SFAS 142. Roper does not expect the full adoption of SFAS 141 to significantly affect its accounting for any business combinations completed prior to June 30, 2001.

The FASB issued SFAS 142 – "Goodwill and Other Intangible Assets" that Roper intends to adopt effective November 1, 2001 (otherwise, adoption would be required on November 1, 2002). Once adopted, this standard provides that goodwill will no longer be subject to amortization. Instead, goodwill will be subjected to a periodic analysis to evaluate possible impairment. Any such impairment would be recognized as an expense immediately.

The FASB issued SFAS 143 – "Accounting for Asset Retirement Obligations" that Roper is required to adopt by November 1, 2002. Roper does not currently have, nor is it expected to have, any material asset retirement obligations subject to this new standard.

The FASB issued SFAS 144 – "Accounting for the Impairment or Disposal of Long-Lived Assets" that Roper is required to adopt by November 1, 2002. This new standard does not apply to goodwill. Roper does not expect the adoption of this standard to result in an impairment charge.

Research and Development – Research and development costs include salaries and benefits, rents, supplies, and other costs related to various products under development. Research and development costs are expensed in the period incurred and totaled $26.3 million, $22.6 million and $16.7 million for the years ended October 31, 2001, 2000 and 1999, respectively.

Revenue Recognition – Revenue is generally recognized as products are shipped or services are rendered. Some sales contracts contain customer acceptance provisions. When the customer's specifications are known and Roper can demonstrate compliance with these requirements, it recognizes revenue upon delivery of the product, which may precede formal acceptance by the customer. In isolated cases whereby relevant criteria have been satisfied, Roper may recognize revenue even though delivery has not occurred. Revenues under certain relatively long-term and relatively large-value construction projects are recognized under the percentage-of-completion method using the ratio of costs incurred to total estimated costs as the measure of performance. Estimated losses on any projects are recognized as soon as such losses become known.

Stock Options – Roper accounts for stock-based compensation under the provisions of Accounting Principles Board Opinion 25 – "Accounting for Stock Issued to Employees." Stock-based compensation is measured at its fair value at the grant date in accordance with an option-pricing model. SFAS 123 – "Accounting for Stock-Based Compensation," provides that the related expense may be recorded in the basic financial statements or the pro forma effect on earnings may be disclosed in the financial statements. Roper provides the pro forma disclosures.

Non-employee directors of Roper are eligible to receive stock options for its common stock. These stock options are accounted for the same as stock options granted to employees. Roper has never issued stock options other than those issued to employees or its non-employee directors.

(2) Business Acquisitions

Roper has acquired various businesses as part of its on-going acquisition program. The acquisition program pursues opportunities within Roper's existing business segments that Roper management believes will enhance the value of Roper common stock to its shareholders.

Over the past three years, Roper completed three business acquisitions in fiscal 2001, nine during fiscal 2000 and one in fiscal 1999. The purchase price for each of these acquisitions was negotiated with unaffiliated third parties, Roper acquired 100% of the ownership interests of the acquired business, and each of these acquisitions was accounted for using the purchase method of accounting. The assets and liabilities of the acquired businesses were recorded at their estimated fair values, and the results of operations were included in Roper's results of operations beginning from the date acquired. Some allocations of fair value associated with recent acquisitions included estimates and were preliminary as of October 31, 2001. Subsequent to October 31, 2001, Roper and the sellers of the Struers and Logitech businesses agreed on a purchase price adjustment related to the level of working capital on hand at the closing date requiring Roper to pay an additional DKK 55.7 million (approximately $7 million). This amount is not reflected in the table that follows and will be reported as an acquisition cost during fiscal 2002. It is customary that Roper and sellers of businesses acquired by Roper have unresolved issues regarding the final determination of the purchase price at the closing date of an acquisition.

Acquisition costs include amounts paid to sellers, amounts incurred for due diligence and other direct external costs associated with the acquisition. Acquisitions whose costs were greater than 5% of Roper's total assets at the beginning of the fiscal year during which the acquisition occurred are listed in the table that follows (acquisition costs in thousands). All acquisitions listed in the table below were paid for with cash.

	Date acquired	Acquisition costs	Business segment	Goodwill period
Struers and Logitech	Sept. 2001	$ 143,268	Analytical Instrumentation	NA
Hansen Technologies	Sept. 2000	36,395	Industrial Controls	25 years
Antek Instruments	Aug. 2000	22,017	Analytical Instrumentation	30 years
Abel Pump	May 2000	22,948	Fluid Handling	30 years
MASD	Nov. 1999	49,332	Analytical Instrumentation	25 years
Petroleum Analyzer	June 1999	36,439	Analytical Instrumentation	25 years

Struers develops, manufactures and markets materials analysis preparation equipment and consumables used in quality inspection, failure analysis and research of solid materials. Logitech develops, manufactures and markets high-precision material-shaping equipment used primarily in the production of advanced materials for the semiconductor and opto-electronics markets. Struers is headquartered near Copenhagen, Denmark and Logitech is headquartered near Glasgow, Scotland. Both companies also share sales and service locations in the U.S., France, Germany and Japan.

The following information summarizes the allocation of fair values assigned to the assets and liabilities of Struers and Logitech at the acquisition date (in thousands).

Current assets, excluding cash	$ 30,482
Property and equipment	3,839
Intangible assets, including goodwill	120,062
Other noncurrent assets	840
Current liabilities	(10,953)
Noncurrent liabilities	(1,002)
Total acquisition costs, excluding cash acquired	$ 143,268

None of the goodwill allocated to Struers and Logitech ($99.4 million) is expected to be deductible for income tax purposes. Other intangible assets, subject to amortization, included its existing customer base ($13.5 million amortized over 10 years), unpatented technology ($1.6 million amortized over 10 years) and sales over backlog ($0.4 million amortized over 4 months). Other intangible assets, not subject to amortization, were trade names ($5.2 million).

Hansen Technologies distributes manufactured and outsourced shut-off and control valves, auto-purgers and hermetic pumps for the commercial refrigeration industry. Hansen Technologies' principal facility is located near Chicago, Illinois.

Antek Instruments manufactures and supplies spectrometers primarily used to detect sulfur, nitrogen and other chemical compounds in petroleum, food and beverage processing and other industries. Antek Instruments' principal facilities are located in Houston and near Austin, Texas.

Abel Pump manufactures and supplies specialty positive displacement pumps for a variety of industrial applications, primarily involving abrasive or corrosive fluids or those with high solids content. Abel Pump's principal facility is located near Hamburg, Germany.

MASD designs, manufactures and markets high-speed digital cameras used in automotive, industrial, military and research markets. MASD also manufactures and markets high-resolution digital cameras for the machine vision and image conversion markets. MASD's principal facility is located in San Diego, California. This business was subsequently merged with a complementary business and currently operates as Redlake MASD.

Petroleum Analyzer manufactures, markets and distributes instrumentation products for petroleum analysis in the laboratory and process markets. The acquired business has principal facilities in San Antonio, Texas and near Frankfurt, Germany. This business was merged into a pre-existing complementary business.

Using applicable rules, the following unaudited pro forma summary presents Roper's consolidated results of operations as if the Struers and Logitech and total acquisitions during fiscal 2001 and 2000 had occurred at the beginning of fiscal 1999 (in thousands, except per share data). Goodwill associated with acquisitions completed subsequent to June 30, 2001 has not been amortized for purposes of this pro forma presentation to be consistent with current practice. Also, actual results may have been different had the acquisitions occurred at an earlier date and this pro forma information provides no assurance as to future results.

	Year ended October 31,			
	2001		2000	
	Struers and Logitech	**Total**	Struers and Logitech	Total
Net sales	**$ 653,753**	**$ 662,515**	$ 578,276	$ 646,193
Net earnings	**$ 60,952**	**$ 61,681**	$ 50,980	$ 51,982
Net earnings per share:				
Basic	**$ 1.98**	**$ 2.01**	$ 1.67	$ 1.71
Diluted	**$ 1.94**	**$ 1.96**	$ 1.63	$ 1.67

(3) Inventories

The components of inventories at October 31 were as follows *(in thousands)*:

	2001	2000
Raw materials and supplies	**$ 47,339**	$ 44,493
Work in process	**13,047**	16,704
Finished products	**31,284**	24,187
LIFO reserve	**(1,323)**	(1,757)
	$ 90,347	$ 83,627

(4) Property, Plant and Equipment

The components of property, plant and equipment at October 31 were as follows (in thousands):

	2001	2000
Land	**$ 2,944**	$ 2,277
Buildings	**24,996**	21,263
Machinery, tooling and other equipment	**83,541**	78,289
	111,481	101,829
Accumulated depreciation and amortization	**(59,594)**	(52,922)
	$ 51,887	$ 48,907

(5) Accrued Liabilities

Accrued liabilities at October 31 were as follows (in thousands):

	2001	2000
Wages and other compensation	**$ 27,152**	$ 17,929
Commissions	**8,376**	6,889
Interest	**5,704**	6,074
Other	**19,788**	17,407
	$ 61,020	$ 48,299

(6) Income Taxes

Earnings before income taxes for the years ended October 31 consisted of the following components (in thousands):

	2001	2000	1999
United States	**$ 64,879**	$ 61,074	$ 59,972
Other	**21,560**	14,857	12,312
	$ 86,439	$ 75,931	$ 72,284

Components of income tax expense for the years ended October 31 were as follows (in thousands):

	2001	2000	1999
Current:			
Federal	**$ 21,709**	$ 19,587	$ 16,317
State	**1,189**	945	1,102
Foreign	**6,909**	5,559	5,449
Deferred expense (benefit)	**793**	562	2,070
	$ 30,600	$ 26,653	$ 24,938

Reconciliations between the statutory federal income tax rate and the effective income tax rate for the years ended October 31 were as follows:

	2001	2000	1999
Federal statutory rate	**35.0%**	35.0%	35.0%
Exempt income of Foreign Sales Corporation	**(4.3)**	(3.7)	(3.7)
Goodwill amortization	**2.6**	2.3	2.3
Other, net	**2.1**	1.5	0.9
	35.4%	35.1%	34.5%

Components of deferred tax assets and liabilities at October 31 were as follows (in thousands):

	2001	2000
Deferred tax assets:		
Reserves and accrued expenses	**$ 7,735**	$ 4,964
Inventories	**3,617**	1,315
Postretirement medical benefits	**631**	545
Foreign taxes	**575**	-
Research and development	**-**	800
Total deferred tax assets	**12,558**	7,624
Deferred tax liabilities:		
Amortizable intangible assets	**2,629**	365
Plant and equipment	**1,599**	1,738
Former IC-DISC recapture	**577**	724
Total deferred tax liabilities	**4,805**	2,827
Net deferred tax asset	**$ 7,753**	$ 4,797

Roper has not recognized a valuation allowance since management has determined that it is more likely than not that the results of future operations will generate sufficient taxable income to realize all deferred tax assets.

(7) Long-Term Debt

Total debt at October 31 consisted of the following (table amounts in thousands):

	2001	2000
$275 million credit facility	**$178,114**	$107,581
7.58% Senior Guaranteed Secured Notes	**40,000**	40,000
7.68% Senior Guaranteed Secured Notes	**85,000**	85,000
Supplier financing agreement	**20,307**	-
Other	**3,419**	8,728
Total debt	**326,840**	241,309
Less current portion	**3,010**	6,706
Long-term debt	**$323,830**	$234,603

In May 2000, Roper entered into two new credit agreements and simultaneously canceled its then-existing $200 million U.S. revolving credit facility and its $30 million German revolving credit facility.

One of the new agreements was with a group of banks and provided for a $275 million credit facility consisting primarily of revolving loans, swing line loans and letters of credit. Interest on outstanding borrowings is influenced by the type and currency of the borrowings. Interest on outstanding borrowings under this facility is a base rate plus a margin. The margin is influenced by certain financial ratios of Roper and can range from 0.625% to 1.125%. This facility also provides that Roper will maintain certain financial ratios addressing, among other things, coverage of fixed charges, total debt under other agreements, consolidated net worth and capital expenditures. Other costs and provisions of this facility are believed to be customary. Repayment of Roper's obligations under this facility is guaranteed by its domestic subsidiaries and the pledge of some of the stock of some of Roper's foreign subsidiaries. This agreement matures on May 18, 2005.

At October 31, 2001, utilization of the $275 million facility included $86.5 million of U.S. denominated borrowings, $91.6 million of borrowings denominated in euros and $2.9 million of outstanding letters of credit. The weighted average interest rate on outstanding borrowings at October 31, 2001 under this facility was 4.2%.

The other new May 2000 agreement was with a group of insurance companies that provided for $40 million of term notes due May 18, 2007 and $85 million of term notes due May 18, 2010. The guarantees, pledges and financial covenants associated with this agreement were similar, but slightly less restrictive, than those in the $275 million credit facility.

In September 2001, Roper entered into an unsecured financing agreement with a non-U.S. bank to facilitate Roper's supply contract with RAO Gazprom, a large Russian natural gas company. This agreement matures during fiscal 2003 and bears interest that approximates a market rate.

Future maturities of long-term debt during each of the next five years ending October 31 and thereafter were as follows (in thousands):

2002	$ 3,010
2003	20,517
2004	109
2005	178,204
2006	-
Thereafter	125,000
	$326,840

(8) Retirement and Other Benefit Plans

Roper maintains two defined contribution retirement plans under the provisions of Section 401(k) of the Internal Revenue Code covering substantially all domestic employees not subject to collective bargaining agreements. Roper partially matches employee contributions. Its costs related to these two plans were $4,126,000, $3,956,000 and $3,269,000 in fiscal 2001, 2000 and 1999, respectively.

Roper also maintains various defined benefit retirement plans covering employees of non-U.S. subsidiaries and a plan that supplements certain employees for the contribution ceiling applicable to the Section 401(k) plans. The costs and accumulated benefit obligations associated with each of these plans were not material.

Pursuant to the fiscal 1999 Petroleum Analyzer acquisition, Roper agreed to assume a defined benefit pension plan covering certain U.S. employees subject to a collective bargaining agreement. Upon obtaining necessary regulatory approvals, Roper intends to terminate this plan. Total plan assets at October 31, 2001 were not material and the anticipated costs associated with terminating this plan were not expected to be material.

In November 1999, Roper's Board of Directors (the "Board") approved an employee stock purchase plan covering eligible employees whereby they may designate up to 10% of eligible earnings to purchase Roper's common stock at a 10% discount to the average closing price of its common stock at the beginning and end of a quarterly period. The common stock sold to the employees may be either treasury stock, stock purchased on the open market, or newly issued shares authorized by the Board on a periodic basis. During the years ended October 31, 2001 and 2000, participants of the employee stock purchase plan purchased 8,000 and 9,000 shares, respectively, of Roper's common stock for total consideration of $257,000 and $271,000, respectively. All of these shares were purchased from Roper's treasury shares.

(9) Common Stock Transactions

Roper's restated Certificate of Incorporation provides that each outstanding share of Roper's common stock entitles the holder thereof to five votes per share, except that holders of outstanding shares with respect to which there has been a change in beneficial ownership during the four years immediately preceding the applicable record date will be entitled to one vote per share.

Roper has a Shareholder Rights Plan whereby one Preferred Stock Purchase Right (a "Right") accompanies each outstanding share of common stock. Such Rights only become exercisable, or transferable apart from the common stock, ten business days after a person or group acquires various specified levels of beneficial ownership, with or without the Board's consent. Each Right may be exercised to acquire one one-thousandth of a newly issued share of Roper's Series A Preferred Stock, at an exercise price of $170, subject to adjustment. Alternatively, upon the occurrence of certain specified events, the Rights allow holders to purchase Roper's common stock having a market value at such time of twice the Right's exercise price. The Rights may be redeemed by Roper at a redemption price of $0.01 per Right at any time until the tenth business day following public announcement that a 20% position has been acquired or ten business days after commencement of a tender or exchange offer. The Rights expire on January 8, 2006.

Roper periodically enters into agreements with the management of newly-acquired companies for the issuance of Roper's common stock based on the achievement of specified goals. A similar agreement was made with a corporate executive. At October 31, 2001, 20,000 shares of common stock were reserved for future issuance under such agreements.

(10) Stock Options

Roper has two stock incentive plans (the "1991 Plan" and the "2000 Plan") which authorize the issuance of up to 4,500,000 shares of common stock to certain directors, key employees, and consultants of Roper as incentive and/or nonqualified stock options, stock appreciation rights or equivalent instruments. Stock options under both plans may be granted at prices not less than 100% of market value of the underlying stock at the date of grant. All stock options granted under these plans generally vest annually and ratably over a five-year period from the date of the grant. Stock options expire ten years from the date of grant. The 1991 Plan provided that options must be granted by December 17, 2001. The 2000 Plan has no expiration date.

Roper also has a stock option plan for non-employee directors (the "Non-employee Director Plan"). The Non-employee Director Plan provides for each non-employee director appointed or elected to the Board initial options to purchase 4,000 shares of Roper's common stock and thereafter options to purchase an additional 4,000 shares each year under terms and conditions similar to the above-mentioned stock option plans, except that following their grant, all options become fully vested at the time of the Annual Meeting of Shareholders following the grant date and are exercisable ratably over five years following the date of grant.

A summary of stock option transactions under these plans and information about stock options outstanding at October 31, 2001 are shown below:

	Outstanding options		Exercisable options	
	Number	Average exercise price	Number	Average exercise price
October 31, 1998	2,087,000	$ 17.24	1,109,000	$ 13.08
Granted	350,000	18.71		
Exercised	(251,000)	13.66		
Canceled	(69,000)	22.22		
October 31, 1999	2,117,000	17.67	1,226,000	14.67
Granted	365,000	33.18		
Exercised	(320,000)	13.68		
Canceled	(79,000)	25.76		
October 31, 2000	2,083,000	20.69	1,199,000	16.45
Granted	515,000	34.85		
Exercised	(292,000)	18.34		
Canceled	(75,000)	25.39		
October 31, 2001	2,231,000	$ 24.11	1,171,000	$ 17.91

	Outstanding options			Exercisable options	
Exercise price	Number	Average exercise price	Average remaining life (yrs)	Number	Average exercise price
$ 3.75 - 10.00	165,000	$ 6.75	1.1	165,000	$ 6.75
10.01 - 15.00	165,000	11.81	3.0	165,000	11.81
15.01 - 20.00	606,000	17.39	4.4	461,000	17.25
20.01 - 25.00	220,000	22.74	5.1	186,000	22.75
25.01 - 30.00	232,000	27.35	6.1	121,000	27.45
30.01 - 35.00	653,000	32.82	8.5	69,000	33.00
35.01 - 41.82	190,000	39.09	9.5	4,000	35.84
$ 3.75 - 41.82	2,231,000	$ 24.11	5.9	1,171,000	$ 17.91

For pro forma disclosure purposes, the following fair values and the primary assumptions used to determine these fair values were used. All stock options granted during each of the years ended October 31, 2001, 2000 and 1999 were at exercise prices equal to the market price of Roper's common stock when granted. Fair values were determined using the Black-Scholes model.

	2001	2000	1999
Weighted average fair value per share ($)	**16.86**	15.37	8.95
Risk-free interest rate (%)	**5.00 - 6.00**	6.75	5.75
Average expected option life (years)	**7.00**	7.00	7.00
Expected volatility (%)	**31 - 45**	35 - 49	35 - 41
Expected dividend yield (%)	**0.75**	1.00	0.75

Had Roper recognized compensation expense during fiscal 2001, 2000 and 1999 for the fair value of stock options granted in accordance with the provisions of SFAS 123, pro forma earnings and pro forma earnings per share would have been as presented below.

	2001	2000	1999
Net earnings, as reported (in thousands)	**$ 55,839**	$ 49,278	$ 47,346
Net earnings, pro forma (in thousands)	**50,859**	45,385	44,177
Net earnings per share, as reported:			
Basic	**1.82**	1.62	1.56
Diluted	**1.77**	1.58	1.53
Net earnings per share, pro forma:			
Basic	**1.65**	1.49	1.46
Diluted	**1.61**	1.46	1.43

The disclosed pro forma effects on earnings do not include the effects of stock options granted prior to fiscal 1996 (affecting fiscal 2000 and fiscal 1999) since the provisions of SFAS 123 are not applicable to stock options for this purpose. The pro forma effects of applying SFAS 123 to fiscal 2001, 2000 and 1999 may not be representative of the pro forma effects in future years. Based on the vesting schedule of Roper's stock option grants, the pro forma effects on earnings are most pronounced in the early years following each grant. The timing and magnitude of any future grants is at the discretion of Roper's Board and cannot be assured.

11) Contingencies

Roper, in the ordinary course of business, is the subject of, or a party to, various pending or threatened legal actions, including those pertaining to product liability and employment practices. It is vigorously contesting all lawsuits that, in general, are based upon claims of the kind that have been customary over the past several years. Based upon Roper's past experience with resolution of its product liability and employment practices claims and the limits of the primary, excess, and umbrella liability insurance coverages that are available with respect to pending claims, management believes that adequate provision has been made to cover any potential liability not covered by insurance, and that the ultimate liability, if any, arising from these actions should not have a material adverse effect on the consolidated financial position or results of operations of Roper. Included in other noncurrent assets at October 31, 2001 are estimated insurable settlements receivable from insurance companies of $1.7 million.

Roper's future minimum lease commitments total $37.1 million at October 31, 2001. These commitments include $9.5 million in fiscal 2002, $6.7 million in fiscal 2003, $4.8 million in fiscal 2004, $3.2 million in fiscal 2005 and $2.6 million in fiscal 2006.

(12) Segment and Geographic Area Information

Roper's operations are grouped into three business segments based on similarities between products and services: Industrial Controls, Fluid Handling and Analytical Instrumentation. The Industrial Controls segment's products include industrial valve, control and measurement products; microprocessor-based rotating machinery control systems, panels and associated technical services; and vibration monitoring instruments. Products included within the Fluid Handling segment are rotary gear, progressing cavity, membrane, positive displacement, centrifugal and piston-type metering pumps; flow measurement and metering products; and precision integrated chemical dispensing systems. The Analytical Instrumentation segment's products include fluid properties test products, materials analysis products, industrial leak test products, digital imaging products, spectroscopy products and specimen preparation and handling equipment used in the operation of transmission electron and other microscopes. Roper's management structure and internal reporting are also aligned consistent with these three segments.

There were no material transactions between Roper's business segments during any of the three years ended October 31, 2001. Sales between geographic areas are primarily of finished products and are accounted for at prices intended to represent third-party prices. Operating profit by business segment and by geographic area is defined as sales less operating costs and expenses. These costs and expenses do not include unallocated corporate administrative expenses. Items below income from operations on Roper's statement of earnings are not allocated to business segments.

Assets were allocated to that segment or geographical area where the assets were primarily used. Corporate assets were principally comprised of cash, recoverable insurance claims, deferred compensation assets, unamortized deferred financing costs and property and equipment.

Selected financial information by business segment for the years ended October 31 follows (in thousands):

	Industrial Controls	Fluid Handling	Analytical Inst.	Corporate	Total
2001					
Net sales	**$ 196,738**	**$ 125,399**	**$ 264,369**	**$ -**	**$ 586,506**
Operating profit	**37,836**	**27,123**	**43,157**	**(9,688)**	**98,428**
Total assets:					
Operating assets	**78,807**	**50,714**	**148,389**	**-**	**277,910**
Intangible assets, net	**74,085**	**65,887**	**311,924**	**1,121**	**453,017**
Other	**5,135**	**(1,262)**	**15,111**	**12,211**	**31,195**
Total					**762,122**
Capital expenditures	**2,233**	**1,804**	**3,307**	**111**	**7,455**
Goodwill amortization	**4,347**	**2,616**	**8,745**	**-**	**15,708**
Depreciation and other amortization	**2,663**	**3,248**	**5,467**	**369**	**11,747**
2000					
Net sales	$ 159,262	$ 121,387	$ 223,164	$ -	$ 503,813
Operating profit	28,460	29,600	36,509	(6,373)	88,196
Total assets:					
Operating assets	77,772	57,590	117,174	-	252,536
Intangible assets, net	70,965	66,884	184,065	1,281	323,195
Other	3,695	(2,090)	7,312	12,254	21,171
Total					596,902
Capital expenditures	3,936	6,380	4,773	61	15,150
Goodwill amortization	2,672	2,209	7,969	-	12,850
Depreciation and other amortization	2,423	2,712	4,019	294	9,448
1999					
Net sales	$ 160,090	$ 98,298	$ 148,868	$ -	$ 407,256
Operating profit	29,973	27,386	27,713	(7,117)	77,955
Total assets:					
Operating assets	55,704	37,245	88,405	-	181,354
Intangible assets, net	44,314	41,055	129,612	39	215,020
Other	3,411	(1,981)	6,408	15,951	23,789
Total					420,163
Capital expenditures	1,935	1,702	1,425	86	5,148
Goodwill amortization	2,021	1,595	5,338	-	8,954
Depreciation and other amortization	2,377	1,879	2,457	299	7,012

Summarized data for Roper's U.S. and foreign operations (principally in Europe and Japan) for the years ended October 31 were as follows (in thousands):

	United States	Non-U.S.	Corporate adjustments and eliminations	Total
2001				
Sales to unaffiliated customers	**$ 451,189**	**$ 135,317**	**$ -**	**$ 586,506**
Sales between geographic areas	**41,752**	**9,394**	**(51,146)**	**-**
Net sales	**$ 492,941**	**$ 144,711**	**$ (51,146)**	**$ 586,506**
Long-lived assets	**$ 367,537**	**$ 154,230**	**$ 7,302**	**$ 529,069**
2000				
Sales to unaffiliated customers	$ 370,351	$ 133,462	$ -	$ 503,813
Sales between geographic areas	29,435	6,958	(36,393)	-
Net sales	$ 399,786	$ 140,420	$ (36,393)	$ 503,813
Long-lived assets	$ 327,311	$ 49,251	$ 6,385	$ 382,947
1999				
Sales to unaffiliated customers	$ 345,376	$ 61,880	$ -	$ 407,256
Sales between geographic areas	20,282	4,760	(25,042)	-
Net sales	$ 365,658	$ 66,640	$ (25,042)	$ 407,256
Long-lived assets	$ 229,898	$ 27,795	$ 651	$ 258,344

Export sales from the United States during the years ended October 31, 2001, 2000 and 1999 were $238 million, $195 million and $163 million, respectively. In the year ended October 31, 2001 these exports were shipped primarily to Europe, excluding Russia (33%), Russia (25%), Japan (14%), elsewhere in Asia and the Far East (11%), Latin America (7%) and other (10%).

Sales to customers outside the United States accounted for a significant portion of Roper's revenues. Sales are attributed to geographic areas based upon the location where the product is ultimately shipped. Foreign countries that accounted for at least 10% of Roper's net sales in any of the past three years have been individually identified in the following table (in thousands). Other countries have been grouped by region.

	Industrial Controls	Fluid Handling	Analytical Inst.	Total
2001				
Europe, excluding Russia	**$ 34,233**	**$ 18,444**	**$ 71,920**	**$ 124,597**
Japan	**910**	**4,044**	**32,299**	**37,253**
Asia and Far East, excluding Japan	**7,372**	**2,890**	**28,131**	**38,393**
Russia	**58,389**	**-**	**1,389**	**59,778**
Latin America	**6,923**	**1,361**	**10,419**	**18,703**
Rest of the world	**11,222**	**6,993**	**10,364**	**28,579**
Total	**$ 119,049**	**$ 33,732**	**$ 154,522**	**$ 307,303**
2000				
Europe, excluding Russia	$ 31,506	$ 10,811	$ 56,187	$ 98,504
Japan	822	7,767	27,783	36,372
Asia and Far East, excluding Japan	8,304	2,686	19,204	30,194
Russia	39,980	-	992	40,972
Latin America	8,436	881	9,085	18,402
Rest of the world	16,382	8,064	10,361	34,807
Total	$ 105,430	$ 30,209	$ 123,612	$ 259,251
1999				
Europe, excluding Russia	$ 26,219	$ 5,009	$ 39,586	$ 70,814
Japan	298	1,617	22,621	24,536
Asia and Far East, excluding Japan	9,044	1,663	7,122	17,829
Russia	36,715	16	232	36,963
Latin America	16,959	2,875	4,974	24,808
Rest of the world	20,113	7,461	4,178	31,752
Total	$ 109,348	$ 18,641	$ 78,713	$ 206,702

(13) Restructuring Activities

During the three months ended April 30, 2001, Roper recorded $2,559,000 of expenses, reported as part of selling, general and administrative expenses, related to activities to close certain activities at its Petrotech unit and to consolidate certain other facilities. These expenses included approximately $950,000 of personnel costs and $1,100,000 of asset impairment. All significant restructuring activities were completed by October 31, 2001. The exited Petrotech activities represented 1% of Roper's total net sales during fiscal 2001 and 4% of net sales during fiscal 2000. The operating profit of these activities was immaterial to Roper during each of fiscal 2001 and fiscal 2000. The total workforce reduction pursuant to these restructuring activities was approximately 150 people, or about 6% of Roper's total workforce at that time.

(14) Quarterly Financial Data (unaudited)

(in thousands, except per share data)

	First quarter	Second quarter	Third quarter	Fourth quarter
2001				
Net sales	**$ 137,664**	**$ 146,830**	**$ 137,969**	**$ 164,043**
Gross profit	**69,741**	**75,658**	**73,819**	**89,752**
Income from operations	**21,864**	**24,125**	**23,304**	**29,135**
Net earnings	**11,760**	**13,862**	**13,133**	**17,084**
Earnings per common share:				
Basic*	**0.38**	**0.45**	**0.43**	**0.55**
Diluted	**0.38**	**0.44**	**0.41**	**0.54**
2000				
Net sales	$ 109,453	$ 122,775	$ 124,583	$ 147,002
Gross profit	57,332	64,896	63,974	72,622
Income from operations	17,240	23,476	20,769	26,711
Net earnings	9,680	13,626	11,102	14,870
Earnings per common share:				
Basic	0.32	0.45	0.36	0.49
Diluted*	0.31	0.44	0.36	0.48

** The sum of the four quarters does not agree with the total for the year due to rounding.*

PROFILE OF BUSINESS
Roper Industries, Inc. designs, manufactures and distributes specialty industrial controls, fluid handling and analytical instrumentation products worldwide, serving selected segments of a broad range of markets such as oil & gas, scientific research, medical, semiconductor, refrigeration, automotive, water and wastewater and power generation.

ANNUAL MEETING
The 2002 Annual Meeting of Shareholders will be held at 12 noon on March 15, 2002 at Roper's corporate offices at 160 Ben Burton Road, Bogart, Georgia 30622

ANNUAL REPORT ON FORM 10-K
Any shareholder wishing a copy of Roper's 2001 Annual Report on Form 10-K filed with the Securities and Exchange Commission may obtain one without charge by writing to:
Martin S. Headley
Vice President and
Chief Financial Officer
160 Ben Burton Road
Bogart, Georgia 30622

TRANSFER AGENT
First Union National Bank
Shareholder Services Group
1525 W. WT Harris Blvd., 3C3
Charlotte, NC 28288-1153
704-590-0394

INDEPENDENT PUBLIC ACCOUNTANTS
Arthur Andersen LLP
Atlanta, Georgia

DIRECTORS

Derrick N. Key[1]
Chairman of the Board

Brian D. Jellison[1]
President and Chief
Executive Officer

W. Lawrence Banks[2]

Luitpold von Braun[3]

Donald G. Calder[1]
President
G.L. Ohrstrom & Co., Inc.

John F. Fort III[2]
Director
Tyco International, Ltd.

Wilbur J. Prezzano[1]
Director
TD Bank USA

Georg Graf Schall-Riaucour[3]
General Manager
Wittelsbacher Ausgleichfonds

Eriberto R. Scocimara[3]
President and CEO
Hungarian-American Enterprise Fund

Christopher Wright[2]
Chief Executive Officer
Dresdner Kleinwort Capital

1 Member of the Executive Committee
2 Member of the Compensation Committee
3 Member of the Audit Committee

OFFICERS

Derrick N. Key
Chairman of the Board

Brian D. Jellison
President and Chief
Executive Officer

Hadj A. Amari
Group Vice President,
Industrial Controls

Larry K. Christensen
Group Vice President,
Fluid Handling

Nigel W. Crocker
Group Vice President,
Analytical Instrumentation

Shanler D. Cronk
Vice President, General
Counsel and Secretary

Martin S. Headley
Vice President and
Chief Financial Officer

C. Thomas O'Grady
Vice President,
Mergers and Acquisitions

ROPER